UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

SEC FILE NUMBER
0-27622

CUSIP NUMBER

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐] Form 11-K	☐ Form 10D
	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	December 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:	n/a

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the
notification relates:	n/a

PART I – REGISTRANT INFORMATION

Highlands Bankshares, Inc.
Full Name of Registrant

n/a
Former Name if Applicable

P.O. Box 1128
Address of Principal Executive Office (Street and Number)

Abingdon, Virginia 24212-1128
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

Although the management of Highlands Bankshares, Inc.  (the “Company”) has been working diligently to complete all the required information for its annual report on Form 10-K for the year ended December 31, 2009, and a substantial part of such information has been completed as of this date, the Company and its auditors were unable, without unreasonable effort or expense, to complete the financial statements and other disclosures for the Form 10-K on or before March 31, 2009.  The delays in the filing are related to completing the assessment, calculation and audit of the Company’s provision for loan losses and the other-than-temporary-impairment discussed in Part IV of this notice, due to the difficulty of making these determinations in the current economic and regulatory environment. Management expects to file its annual report on Form 10-K on or before April 15, 2010.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert M. Little, Jr.	276	628-9181
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒Yes    ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes    ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to increase its 2009 provision for loan losses by between $7.5 million and $8.5 million over 2008, to $9.6 million, based on its preliminary assessment.  As a result, net loss for the year ended December 31, 2009 is expected to be between $4.9 million and $5.6 million compared to net income of $115 thousand in 2008.

Net interest income for 2009 was $18.329 million, a decrease of $1.360 million over 2008. During 2009 interest income decreased by $4.843 million while interest expense decreased $3.478 million. This was a result of both existing interest earning assets re-pricing at lower rates and new loans made and securities purchased at lower rates.

Non-interest income for 2009 is expected to include an other-than-temporary-impairment (“OTTI”) charge of $3.89 million relating to our TRUP CDOs, which represent trust preferred securities issued primarily by banks and a limited number of insurance companies and real estate investment trusts. In 2008, the Company made the decision to record a $5.99 million OTTI charge on its holdings of preferred stock of the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Corporation. Excluding OTTI charges, the Company’s non-interest income increased by $1.01 million from 2008 to 2009. The majority of this increase was related to life insurance benefits in the amount of $656 thousand and a gain on the sale of a parcel of land in the amount of $292 thousand.

Non-interest expense for 2009 was $20.349 million, an increase of $2.172 million over 2008. The increase was primarily due to an increase in FDIC premiums of $852 over 2008 and an increase in other real estate owned (“OREO”) writedowns and subsequent losses on sales of OREO of $911 over 2008.

This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the Company’s current expectations and involve risks and uncertainties that could cause actual results and events to differ materially from those described in the statements. The words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are generally intended to identify forward looking statements. Factors that could cause results to differ materially from current expectations include those referenced in the Company’s Form 10-K for the year ended December 31, 2008 or subsequent SEC filings. You should not place undue reliance on these forward-looking statements, which reflect the Company’s opinions only as of the date of this Form 12b-25. The Company undertakes no obligation to publicly release any revisions to the forward-looking statements after the date of this Form 12b-25.

HIGHLANDS BANKSHARES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2010	By:	/s/ Robert M. Little, Jr.
Robert M. Little, Jr.
Chief Financial Officer

Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).